# DSM Press Release

**DSM, Corporate Communications,**
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com


RECEIVED
SEP 0 5 2006
213


DSM



Heerlen (NL) / Shanghai (PRC), 22 August 2006



## DSM launches second feed premix plant in China

DSM has today opened its new feed premix plant in Liaocheng in Shandong province, China. The new facility demonstrates the company's continuing commitment to supporting China's fast growing animal nutrition and health industry. It aims to provide animal nutrition vitamin and mineral premixes with advanced formulas to feed customers in North and North East China.

"*This investment is in line with DSM's long term strategy* "Vision 2010 – Building on Strengths," commented Jos Schneiders, President of Animal Nutrition and Health, DSM Nutritional Products. "*It serves two key strategic targets: growing our specialty portfolio in nutritional products and expanding our presence in the emerging Chinese market. The new plant provides an accelerated growth path into the Asian and Chinese feed market, from which our new and existing customers will benefit.*"

The Liaocheng plant will produce around 15,000 tons of vitamins and mineral premixes a year. It is the company' s second feed premix facility in China after the DSM Vitamins (Shanghai) Limited feed premix plant.

As the world leader in the animal nutrition and health industry, DSM Nutritional Products is dedicated to providing safe and high quality products to its customers. Premix production is one of DSM' s core businesses and the company has a long history of developing quality feed essential for the healthy growth and physical well-being of animals. The premix will be produced under the ROVIMIX® trademark to the highest Optimum Vitamin Nutrition standards and products will include innovations such as the use of phytase for environmental protection during animal production, beta-carotene for improved dairy cow productivity and ROVIMIX ®Hy-D for improved performance of poultry and pigs.

The Liaocheng plant meets stringent industry demands for quality and includes systems to monitor full product traceability. Tailor-made premixes will be produced to meet specific customer requirements. Through this new facility, DSM will provide customers primarily in Shandong, Hebei and Henan with value-added animal nutrition solutions and partner them in the food chain.


PROCESSED
SEP 08 2006
THOMSON
FINANCIAL


DSM

**DSM**
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

**DSM (China) Limited**
DSM began trading with China in 1963. The company opened its first representative office in Beijing in 1993. DSM has invested in China for over a decade now. Since opening its first sales office in China, DSM has increased its annual sales in this country from USD 20 million to USD 600 million (EUR 492 million) in 2005.
In China, DSM produces and markets vitamins, antibiotics, coating resins, structural resins, engineering plastics and fibre intermediates. Given the numerous applications of DSM's product range, the company does business with customers in a wide range of end-use markets, such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E).
DSM is currently involved in 8 joint ventures, 11 wholly-owned foreign enterprises and 6 wholly owned sales offices in China, which together employ more than 3,500 people. DSM (China) Ltd., founded on May 1, 2004, is based in Shanghai. It acts as the investment holding company for a number of DSM activities and is the headquarters of the DSM group in China.
For further information please visit www.dsm.com.cn

**DSM Nutritional Products**
DSM Nutritional Products is the world's leading supplier of vitamins, carotenoids and other fine chemicals to the feed, food, pharmaceutical and cosmetic industries. The company will maintain its tradition as a pioneer in the discovery of new products, new formulations and attractive applications for all industry segments.
For further information please visit www.dsmnutritionalproducts.com .

**For more information:**

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782477
fax +31 (45) 5782595
e-mail investor.relations@dsm.com